Brian F. Faulkner

A PROFESSIONAL LAW CORPORATION

27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675

T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125

E: BRIFFAULK@AOL.COM

VIA EDGAR AND E-MAIL

April 17, 2013

Gus Rodriguez, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Andain, Inc.

Item 4.01 Form 8-K dated January 28, 2013

Filed March 21, 2013

File No. 000-51216

Dear Mr. Rodriguez:

I am counsel to Andain, Inc., a Nevada corporation (“Company”). I am in receipt of your comment letter, addressed to Sam Shlomo Elimelech, president of the Company, dated March 28, 2013. I am responding to each of the comments in that letter as follows:

1. The name has been changed as requested.

2. The noted date has been changed as requested.

3. The name of the independent public accounting firm that conducted the review of the September 30, 2013 interim financial statements has been disclosed.

4. The Company has requested that the former accounting firm provide a letter addressing the revised Form 8-K disclosures, but the firm has not responded to numerous requests for this letter.

An amended Form 8-K has been filed on EDGAR that reflects the changes in items 1 through 3 above.

The Company acknowledges that:

Mr. Gus Rodriguez

April 17, 2013

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions. Thank you.

Sincerely,

Brian F. Faulkner

cc: Sam Shlomo Elimelech, Andain, Inc.